FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2         Date of Material Change

November 12, 2007

Item 3         News Release

The press release attached as Schedule A was released over Canada NewsWire on November 12, 2007.

Item 4         Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5         Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9         Date of Report

November 12, 2007

1601 Lower Water Street
Suite 402, Summit Place
TSX: GAM / AMEX: GRS / BSX: GL7
(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

Halifax, November 12, 2007	PRESS RELEASE

Gammon Gold Announces Third Quarter 2007 Financial Results

Gammon Gold Inc. (“Gammon Gold”) (TSX:GAM and AMEX:GRS) announces third quarter financial results for the three and nine months ended September 30, 2007.

For the three-month period ended September 30, 2007 the Company reported sales of $30,443,793, compared to $16,455,948 for the same period in 2006. Net loss for the quarter was $44,835,395 or $0.38 per share compared to $15,115,730 or $0.16 per share for the same period in 2006.

Included in third quarter results was a non-cash income tax expense of $21.6 million ($0.18 per share) relating to the September 28, 2007 substantively enacted Mexican single rate income tax law whereby certain future income tax loss carry forwards will not be utilized as previously anticipated. While third quarter net loss was increased significantly by this future income tax adjustment, the expense is a non-cash item and there was no impact on cash flow.

For the nine-month period ended September 30, 2007 the Company reported sales of $112,358,696 compared to $29,854,747 for the same period in 2006. Net loss for the period was $80,584,980 or $0.72 per share compared to $22,017,133 or $0.26 per share for the same period in 2006.

Commenting on the Company's performance Rene Marion, Chief Executive Officer said: “While the Company continued to experience typical start-up productivity issues during the third quarter we have made significant progress in addressing these issues and positioning the Company for profitable growth.”

Dave Keough, Chief Operating Officer said: “I am pleased to see improvement in mill performance recently with October throughput exceeding name plate capacity. Considering the unanticipated higher grade ore from the Open Pit, the team is looking at expanding mill capacity to improve performance and project economics.”

Mr. Marion continued, “The impact of our focused efforts aimed at improving productivity, increasing capacity, as well as our aggressive cost reduction efforts, began to gain traction late in the third quarter and this momentum will continue into in the fourth and subsequent quarters. We will maintain our focus on continually improving operational consistency and resulting financial performance and fully anticipate that the Company will experience steadily improved results as we go forward. My initial impression from visiting both operations is that we have a solid team assembled now and we are poised to make significant improvements. I look forward to working with our strong executive and mine management teams to fully develop our assets in Mexico.”

(All figures are in US dollars unless otherwise stated.)

Highlights

  Third quarter production of 26,444 gold ounces and 1,115,233 silver ounces or 47,091 gold equivalent ounces

  Revenues from mining operations of $30.4 million compared to $16.5 million in Q3 2006. Average Q3 gold selling price of $679 per ounce and silver selling price of $12.54 per ounce

  Net loss per share of $0.38 compared to Q3 2006 net loss per share of $0.16 with $0.18 of 2007 Q3 loss relating to a one-time non-cash income tax expense arising from the recently enacted Mexican Single Rate Tax law noted above

  Adjusted cash cost per ounce of $601 for Q3 which increased to $764 per ounce after reflecting a $0.8 million cash expense to reflect Ocampo's less than 70% third quarter operating utilization ($19 cash cost per ounce) and a $6.5 million cash write down of leach pad and mill inventory to lower of cost and net realizable value ($144 cash cost per ounce)

  Included in cash costs was a $22 per ounce employee severance charge associated with reducing the Ocampo workforce by approximately 30% near quarter end (over 600 positions) bringing total workforce to approximately 1,400 at Ocampo

  Cash used in operations of $10.6 million versus $16.3 million used in Q3 2006. Adjusted for changes in non-cash working capital, cash losses were $6.6 million and $3.0 million respectively

  Mr. Rene Marion was appointed Chief Executive Officer on October 25th. Mr. Marion brings over 22 years of mining experience to Gammon, having most recently held the position of Regional Vice President, Barrick Russia, Central Asia

Ocampo

  Continued to strengthen the Gammon operational management teams with the addition of 12 experienced Mexican mining and processing professionals at Ocampo as well as 2 added at El Cubo

  An aggressive cost reduction program implemented at Ocampo identified over $10 million in annual savings comprised primarily (60%) of savings related to the reduction in head count late in the third quarter. These cost savings are expected to be realized in the fourth and subsequent quarters.

  The arrival of three 100 tonne trucks, a loader and a drill rig for the Open Pit. These units were commissioned by quarter end favourably impacting production. Subsequently, daily peak production has exceeded 115,000 tonnes per day on occasion. Third quarter average production was 67,900 tonnes per day while October total tonnes mined was a record of 2,779,000 tonnes (an average of 89,600 tonnes per day) which exceeded the previous best monthly performance by 19%. Of note, the Feasibility Study only assumed a daily Open Pit mining rate of 80,000 tonnes and the mine is on track to consistently achieve the planned +/-100,000 tonnes per day average with the arrival of an additional loader and drill rig late in October

  Productivity of the crushing and heap leach circuit decreased to 53% from 65% availability in Q2 primarily as a result of 17 equivalent days of downtime related to the unavailability of the overland conveyor belt and delays associated with plugged chutes and screens due to the unusually heavy rain in July and August. The overland conveyor belt was replaced late in the third quarter and improved productivity was immediately achieved with October availability at 70%. Leach pad crushing circuit availability is targeted to be in the mid 80%'s and a work plan is in place to achieve this level.

  Total Open Pit ore production for Q3 was 582,071 tonnes at a gold equivalent 1.51 grams per tonne which is approximately 90% of Feasibility Study estimates Third quarter tonnes placed on the heap leach pad were 510,809 or 5,552 tonnes per day, which is well below the facility's capacity of 11,000 tonnes per day and reflects the low Q3 availability noted above. Tonnes placed on the Heap Leach pad in October were 244,500 tonnes (7,887 tonnes per day) which is the best result since May 2007 Recovery for the heap leach pad continued to improve consistent with the first half of 2007 and trending towards Feasibility Study estimates

  Third quarter tonnes milled were 112,262 for an average of 1,220 tonnes per day which was 19% below the current name plate capacity of 1,500 tonnes per day. Tonnes milled in October was a record of 49,200 tonnes (1,580 tonnes per day) which exceeded the 1,500 tonne Mill name plate capacity by 6% despite mill availability of only 84%

  Mill productivity improved from 67% in Q2 to 82% availability in Q3 with further improvement anticipated in the fourth quarter. October mill availability was 84% despite a 4 day planned generator maintenance outage at the beginning of the month. Mill availability is targeted to be in the low 90%'s and a work plan is in place to achieve this level

  Underground grades in Q3 were 6.5 g/t gold equivalent which is consistent with Q2 grades. Management is focused on improving head grades to the mill through improved mining methods that will decrease dilution.

  Recoveries for the mill remain consistent with Feasibility Study estimates with recoveries of 95% on gold and 90% on silver

  Completion of main office building, warehouse and work shop enabling the closing of a number of temporary offices and warehouses

  Open pit continued to provide unbudgeted high grade tonnage to mill as 71,262 tonnes @ 2.30 g/t gold and 134 g/t silver or 4.77 g/t gold equivalent, were delivered to the Mill.

  Continued to advance (184 metres completed during the quarter) the Santa Eduviges decline which is being developed under the Ocampo open pit for a possible new underground mine (and a third source of high grade ore to the Mill) on the PGR trend. The project is currently 35% complete and on budget

  Underground shaft was completed to designed depth (290 metres) with a study underway to deepen an additional 250 metres, subject to completion of the updated underground life of mine plan

  The completed 1.1 million cubic meter water dam was filled during the wet season providing sufficient water for the project in the coming years

  Further surface exploration drilling commenced, immediately adjacent to the Ocampo open pit targeting the high grade San Roman structure where previous high grade calvo type intersections were encountered in diamond drilling

El Cubo

  The project to integrate the El Cubo underground mine workings with the Las Torres shaft and Mill infrastructure is underway with all engineering completed during the quarter and minor rehabilitation of underground infrastructure in progress. This program is expected to reduce mill operating and ore haulage costs.

  During the quarter the Company implemented a review of El Cubo's cost structure and identified additional opportunities to significantly reduce operating costs which will be achieved in Q4 and early 2008

Exploration

  Commenced diamond drilling on the Guadalupe y Calvo property with 3 of the planned 15 holes (506 of 2,400 metres) completed

  Assay results from a recent surface trenching program are indicative of the potential for bulk mineralization on the Guadalupe y Calvo property with average mineralized widths across the Rosario structure of 25 metres

Operational Overview

Productivity during the quarter continued to be lower than previously established targets which correspondingly resulted in higher than acceptable cash costs particularly as fixed operational costs are spread across lower produced ounces. Significant management focus is being directed to the maintenance, planning and procurement issues that have caused this lower productivity with solid progress noted in the quarter. Strengthening the site management teams, greater focus on preventative maintenance planning disciplines and increasing investment in and availability of critical spare inventory items were among the Q3 accomplishments. As a result of these and other initiatives, the Company has begun to realize improvements and these improvements are expected to be reflected in our Q4 results as these programs gain additional traction.

The Company also began an aggressive review of its cost structure and have identified areas where significant costs could be reduced. Most significantly to date, the Company implemented in September a 30% reduction of project manning at Ocampo that will lower costs $6 million annually. This represents 60% of the $10,000,000 of annualized costs savings identified in Q3. The Company will continue its efforts in improving overall operational efficiencies and diligent attention to aggressively managing costs.

In addition to improving existing productivity and lowering costs at Ocampo, the Company is focused on initiatives to increase both Open Pit and Mill capacity and is making targeted investments in equipment and infrastructure to augment crushing capacity, increase mill throughput and add new sources of high grade ore to feed this increased capacity.

The Company has also identified areas for improvement at the El Cubo operation. We will implement these strategies in the coming quarters aimed at enhancing productivity and reducing costs. Particular focus has been on optimizing ore feed to the Las Torres Mill and consideration of subsequent mill rationalization of the existing mills. The Company will continue to aggressively manage costs and attention will be given to right sizing project manning at El Cubo to gain further operational efficiencies and lower costs.

During the quarter the Company re-commenced a drilling program on the Guadalupe y Calvo exploration project with 3 of a planned 15 (2,400 metres) completed and assay results are pending. The drilling is targeting the high grade core to gain appreciation for the continuation of the high grade mineralization encountered during previous exploration drilling campaigns. The Company's MD&A includes additional details of Q3 performance as well as an outline of management's plans and priorities for the coming quarters.

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents including its Annual Information Form at www.sedar.com or on the Company's website at www.gammongold.com

Quarterly Financial Statements for the third quarter ended September 30, 2007 are attached to this release. These should be read in conjunction with the Notes to the Financial Statements and Management Discussion and Analysis, posted on SEDAR at www.sedar.com or on the Company's website at www.gammongold.com

Conference Call Details

A webcast and conference call will be held on Tuesday, November 13, 2007 starting at 8:30 am Eastern Time (9:30 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

  Local Toronto Participants: 1-416-915-5761

  North America Toll Free: 1-800-594-3790

  Outside North America: 1-416-915-5761

When the Operator answers please ask to be placed into the Gammon Gold Third Quarter Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2079880

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, Tuesday November 20th by dialing the appropriate number below:

Local Toronto Participants: 1-416-640-1917	Passcode: 21252540#
North America Toll Free: 1-877-289-8525	Passcode: 21252540#
Outside North America: 1-416-640-1917	Passcode: 21252540#

Archive Webcast:

The webcast will be archived for 365-days by following the link provided below: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2079880 or via the Company's website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Glenn Hynes	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred”, "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company's annual information form. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

###

Gammon Gold Inc.
Consolidated Balance Sheets
	September 30	December 31
	2007	2006
	(Unaudited)	(Note 3a)

Assets
Current
Cash and cash equivalents	$ 968,385	$ 2,940,763
Restricted cash	106,397	1,133,337
Receivables
Commodity taxes	18,865,117	12,044,712
Trade / other	1,215,295	3,009,053
Inventories
Supplies	14,923,493	8,173,726
Ore stockpiles	2,265,993	4,829,834
Ore in process	32,049,138	33,271,178
Prepaids and deposits	1,266,089	775,479
	71,659,907	66,178,082

Deposits on mining properties & capital equipment	4,512,061	1,049,588
Deferred compensation	300,661	856,016
Long term ore inventory in stockpile	-	2,043,040
Mining interests and capital assets (Note 4)	563,952,307	539,395,321
Goodwill	107,198,716	107,198,716

	$ 747,623,652	$ 716,720,763

Liabilities
Current
Payables and accruals	$ 23,137,836	$ 30,849,472
Current portion of long-term debt and capital leases	6,671,434	66,988,072
	29,809,270	97,837,544

Long term debt and capital leases	9,662,444	63,607,600
Reclamation obligations (Note 5)	2,274,629	-
Employee future benefits	2,400,289	3,224,429
Future income taxes (Note 6)	94,273,022	70,492,523
	138,419,654	235,162,096
Shareholders' Equity
Capital stock (Note 7)	677,650,044	459,037,054
Contributed surplus (Note 7)	61,777,270	72,159,949
Deficit	(140,939,707)	(60,354,727)
Accumulated other comprehensive income (Note 7)	10,716,391	10,716,391
	609,203,998	481,558,667

	$ 747,623,652	$ 716,720,763

On behalf of the Board:	"Fred George"	Director	"Russell Barwick"	Director

See accompanying notes to the consolidated financial statements.

Gammon Gold Inc.
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Unaudited)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006
		(Note 3a)		(Note 3a)

Revenues from mining operations	$ 30,443,793	$ 16,455,948	$ 112,358,696	$ 29,854,747

Expenses
Production costs excluding
amortization & depletion	$ 33,957,197	$ 12,698,143	$ 106,791,278	$ 19,814,466
Write down of long term inventory	-	-	4,319,654	-
Refining costs	337,815	132,035	1,183,820	203,647
General and administrative	5,557,730	7,681,154	18,953,924	25,047,601
Amortization and depletion	10,371,951	4,757,441	36,845,289	6,884,077

	50,224,693	25,268,773	168,093,965	51,949,791

Loss before other items	(19,780,900)	(8,812,825)	(55,735,269)	(22,095,044)

Interest on long term debt	$ (120,836)	$ (1,812,013)	$ (3,338,560)	$ (3,533,820)
Foreign exchange loss	(4,887,131)	(1,513,878)	(8,647,972)	(136,145)
Gain on equity investment	-	332,541	-	498,578
Interest and sundry	414,630	96,431	733,077	491,673
	(4,593,337)	(2,896,919)	(11,253,455)	(2,679,714)

Loss before income taxes	$ (24,374,237)	$ (11,709,744)	$ (66,988,724)	$ (24,774,758)

Future income tax (recovery) (Note 6)	20,461,158	3,405,986	13,596,256	(2,757,625)

Net loss	$ (44,835,395)	$ (15,115,730)	$ (80,584,980)	$ (22,017,133)

Other comprehensive gain (Note 7)		11,691,635	-	11,023,747

Comprehensive loss	$ (44,835,395)	$ (3,424,095)	$ (80,584,980)	$ (10,993,386)

Loss per share (Note 8)	$ (0.38)	$ (0.16)	$ (0.72)	$ (0.26)

Deficit, beginning of period	$ (96,104,312)	$ (63,250,362)	$ (60,354,727)	$ (56,348,959)

Net loss	(44,835,395)	(15,115,730)	(80,584,980)	(22,017,133)

Deficit, end of period	$ (140,939,707)	$ (78,366,092)	$ (140,939,707)	$ (78,366,092)

See accompanying notes to the consolidated financial statements.

Gammon Gold Inc.
Consolidated Statements of Cash Flows
(Unaudited)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006
		(Note 3a)		(Note 3a)

Cash flows from (used in) operating activities
Net loss	$ (44,835,395)	$ (15,115,730)	$ (80,584,980)	$ (22,017,133)
Amortization and depletion	10,371,951	4,757,441	36,845,289	6,884,077
Unrealized foreign exchange
(gain) loss	5,979,561	(65,514)	11,419,541	(3,030,665)
Stock option expense	1,252,932	4,057,381	5,331,979	15,872,140
Employee future benefits	176,870	61,591	(871,981)	61,591
Future income tax expense
(recovery)	20,461,158	3,405,986	13,596,256	(2,757,625)
Increase (decrease) of accrued
interest on long term debt	16,824	188,393	(1,089,729)	667,293
Gain on equity investment	-	(332,690)	-	(498,727)
Change in non-cash operating
working capital (Note 11)	(3,995,685)	(13,272,092)	(21,548,243)	(21,351,747)
	(10,571,784)	(16,315,234)	(36,901,868)	(26,170,796)

Cash flows from (used in) investing activities
Acquisition of investment	-	2,213	-	(6,612,425)
Repayment of advances to
related companies	-	312,988	-	561,476
Cash acquired on acquisition
Mexgold Resources Inc.	-	21,459,042	-	21,459,042
Expenditures on mining interests,
related deferred costs and
acquisition of capital assets	(26,076,516)	(17,337,598)	(55,671,468)	(77,947,735)
	(26,076,516)	4,436,645	(55,671,468)	(62,539,642)

Cash flows from (used in) financing activities
Repayment of capital lease obligation	(588,047)	(689,933)	(1,900,862)	(1,022,883)
Proceeds from (repayment of)
long-term debt	5,508,587	4,214,815	(111,989,790)	68,945,991
Net proceeds from equity offering	(258,322)	-	170,025,775	-
Repayment of advances to
related companies	-	11,958,048	-	11,958,048
Proceeds from exercise of
options and warrants	191,611	1,782,663	33,438,895	11,283,474
	4,853,829	17,265,593	89,574,018	91,164,630

Net change in cash	(31,794,471)	5,387,004	(2,999,318)	2,454,192
Effect of exchange rate change on cash	-	309,796	-	(554,858)
Cash and cash equivalents
Beginning of period	32,869,253	1,953,128	4,074,100	5,750,594
End of period	$ 1,074,782	$ 7,649,928	$ 1,074,782	$ 7,649,928

See accompanying notes to the consolidated financial statements.